Exhibit 99.1

Qudian Inc. Announces Board Approval of Changes to Company Name and Ticker Symbol, as well as Calling of Extraordinary General Meeting

XIAMEN, China, November 12, 2025 /PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company in China, today announced that the Company’s board of directors (the “Board”) resolved to change the Company’s (i) English name to “High Templar Tech Limited” (the “English Name Change”), subject to shareholder approval being received for the English Name Change and (ii) ticker symbol to “HTT”.

Pursuant to the Company’s Second Amended and Restated Articles of Association, the English Name Change needs to be adopted by a special resolution at a general meeting of shareholders. For the purpose of seeking such shareholder approval, the Board also resolved to call an extraordinary general meeting of shareholders (the “EGM”) to consider the English Name Change.

The EGM will be held at Building 1, Qudian Innovation Park, Meilin Street, Tongan District, Xiamen, Fujian Province, China on December 10, 2025 at 10:00 a.m., local time.

Holders of record of the Company’s ordinary shares at the close of business on November 17, 2025, New York time (the “Record Date”) are entitled to notice of, and to attend and vote at the extraordinary general meeting or any adjournment thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Notice of the extraordinary general meeting, which sets forth the resolutions to be submitted for shareholder approval at the extraordinary general meeting, is available on the Investor Relations section of the Company’s website at https://ir.qudian.com/.

About Qudian Inc.

Qudian Inc. (to be renamed as High Templar Tech Limited) (NYSE: QD) (to be changed to HTT) is a consumer-oriented technology company. Qudian is exploring innovative business opportunities to satisfy consumers’ demand by leveraging its technology capabilities. For more information, please visit http://ir.qudian.com.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com